UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-12202

333-219186-01

333-219186-02

ONEOK Partners, L.P.

(Exact name of registrant as specified in its charter)

100 West Fifth Street

Tulsa, Oklahoma 74103

(918) 588-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units representing limited partner interests

2.0% senior notes due 2017

3.2% senior notes due 2018

8.625% senior notes due 2019

3.8% senior notes due 2020

3.375 % senior notes due 2022

5.0 % senior notes due 2023

4.9 % senior notes due 2025

6.65% senior notes due 2036

6.85% senior notes due 2037

6.125% senior notes due 2041

6.2% senior notes due 2043

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Units representing limited partner interests: 3

2.0% senior notes due 2017: 66

3.2% senior notes due 2018: 59

8.625% senior notes due 2019: 56

3.8% senior notes due 2020: 42

3.375 % senior notes due 2022: 69

5.0 % senior notes due 2023: 55

4.9 % senior notes due 2025: 55

6.65% senior notes due 2036: 51

6.85% senior notes due 2037: 51

6.125% senior notes due 2041: 48

6.2% senior notes due 2043: 43

SUBSIDIARY GUARANTOR REGISTRANT

Exact Name of Subsidiary Guarantor Registrant as Specified in its Charter (1)	State or Other Jurisdiction of Organization	I.R.S. Employer Identification Number
ONEOK Partners Intermediate Limited Partnership	Delaware	93-1120695

(1)	The address for the subsidiary guarantor registrant is 100 West Fifth Street Tulsa, Oklahoma 74103, and the telephone number for the subsidiary guarantor registrant is (918) 588-7000.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the Registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 13, 2017

ONEOK PARTNERS, L.P.

By:	ONEOK Partners GP, L.L.C.
its general partner

By:	/s/ Walter S. Hulse III
	Name:	Walter S. Hulse III
	Title:	Chief Financial Officer and Executive Vice President, Strategic Planning and Corporate Affairs

ONEOK PARTNERS INTERMEDIATE LIMITED PARTNERSHIP

By:	ONEOK ILP GP, L.L.C.
its general partner

By:	/s/ Walter S. Hulse III
	Name:	Walter S. Hulse III
	Title:	Chief Financial Officer and Executive Vice President, Strategic Planning and Corporate Affairs